SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32994

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

January 26, 2018

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of January 2018. A copy of each application may be

obtained via the Commission's website by searching for the file number, or for an applicant

using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-

8090. An order granting each application will be issued unless the SEC orders a hearing.

Interested persons may request a hearing on any application by writing to the SEC's Secretary at

the address below and serving the relevant applicant with a copy of the request, personally or by

mail. Hearing requests should be received by the SEC by 5:30 p.m. on February 21, 2018, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should

state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

ADDRESS: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090.

FOR FURTHER INFORMATION CONTACT: Jill Ehrlich, Senior Counsel, at (202) 551-6819

or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief

Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Ashmore Emerging Markets Income Fund [File No. 811-22775]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on October 20, 2017, and amended on January 10, 2018.

Applicant's Address: 61 Aldwych, London, WC2B 4AE, England.

MSAM Completion Portfolio [File No. 811-22596]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 1, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Date: The application was filed on October 27, 2017, and amended on January 9, 2018.

Applicant's Address: Two International Place, Boston, Massachusetts 02110.

Currency Income Advantage Portfolio [File No. 811-22855]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 29, 2017, applicant made a liquidating distribution to its shareholders, based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Date: The application was filed on October 27, 2017, and amended on January 9, 2018.

Applicant's Address: Two International Place, Boston, Massachusetts 02110.

CMBS Portfolio [File No. 811-22741]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On June 29, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Date: The application was filed on October 27, 2017, and amended on January 9, 2018.

Applicant's Address: Two International Place, Boston, Massachusetts 02110.

Montage Managers Trust [File No. 811-23023]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

The applicant has transferred its assets to Managed Portfolio Series and, on March 21, 2017,

made a final distribution to its shareholders based on net asset value. Expenses of $105,889.59

incurred in connection with the reorganization were paid by the majority owner of the applicant's

adviser.

Filing Date: The application was filed on November 14, 2017.

Applicant's Address: 5700 W 112th Street, Suite 500, Overland Park, Kansas 66211.

Nuveen Quality Municipal 2018 Term Fund [File No. 811-22892]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. Applicant has never made a public offering of its

securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on November 15, 2017, and amended on December 13,

2017.

Applicant's Address: 333 West Wacker Drive, Chicago, Illinois 60606.

Nuveen Technology Opportunities Fund [File No. 811-23009]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. Applicant has never made a public offering of its

securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on November 15, 2017, and amended on December 13,

2017.

Applicant's Address: 333 West Wacker Drive, Chicago, Illinois 60606.

EnTrustPermal Hedge Strategies Fund I [File No. 811-22628]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On November 28, 2017 and November 30, 2017, applicant made liquidating distributions to its shareholders, based on net asset value. Expenses of $40,981 incurred in connection with the liquidation were paid by the applicant's adviser or an affiliate thereof.

Filing Date: The application was filed on December 1, 2017, and amended on January 4, 2018.

Applicant's Address: 620 Eighth Avenue, New York, New York, 10018.

EnTrustPermal Hedge Strategies Fund II [File No. 811-22836]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On November 28, 2017 and November 30, 2017, applicant made liquidating distributions to its shareholders, based on net asset value. Expenses of $41,120 incurred in connection with the liquidation were paid by the applicant's adviser or an affiliate thereof.

Filing Date: The application was filed on December 1, 2017, and amended on January 4, 2018.

Applicant's Address: 620 Eighth Avenue, New York, New York, 10018.

EnTrustPermal Hedge Strategies Portfolio [File No. 811-22850]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On November 28, 2017, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $32,052 incurred in connection with the liquidation were paid by the applicant's adviser or an affiliate thereof.

Filing Date: The application was filed on December 1, 2017, and amended on January 4, 2018.

Applicant's Address: 620 Eighth Avenue, New York, New York, 10018.

Salient Alternative Strategies I Fund [File No. 811-22389]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 1, 2015, July 29, 2015, January 27, 2016, June 24, 2016, and December 18, 2017, applicant made liquidating distributions to its shareholders, based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Date: The application was filed on December 19, 2017.

Applicant's Address: 4265 San Felipe Street, 8th Floor, Houston, Texas, 77027.

Salient Alternative Strategies Master Fund [File No. 811-22387]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On March 31, 2015, July 29, 2015, January 27, 2016, June 24, 2016, and November 30, 2017, applicant made liquidating distributions to its shareholders, based on net asset value. Expenses of $4,185 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on December 19, 2017.

Applicant's Address: 4265 San Felipe Street, 8th Floor, Houston, Texas, 77027.

Marketocracy Funds [File No. 811-09445]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On September 15, 2017, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $1,595 incurred in connection with the liquidation were paid by the applicant's adviser.

Filing Date: The application was filed on December 21, 2017.

Applicant's Address: 26888 Almaden Court, Los Altos, California 94022.

NorthStar Corporate Income Fund [File No. 811-23081]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 26, 2017, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $22,000 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on December 26, 2017, and amended on January 18, 2018.

Applicant's Address: 590 Madison Avenue, 34th Floor, New York, New York 10022.

NorthStar Corporate Income Fund-T [File No. 811-23116]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 26, 2017, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $22,000 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on December 26, 2017, and amended on January 18, 2018.

Applicant's Address: 590 Madison Avenue, 34th Floor, New York, New York 10022.

NorthStar Corporate Income Master Fund [File No. 811-23118]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 26, 2017, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $22,000 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on December 26, 2017, and amended on January 18, 2018.

Applicant's Address: 590 Madison Avenue, 34th Floor, New York, New York 10022.

Prospect Marketplace Lending Corporation [File No. 811-23204]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on January 4, 2018, and amended on January 11, 2018.

Applicant's Address: 10 East 40th Street, 42d Floor, New York, New York 10016.

Cushing MLP Infrastructure Fund I [File No. 811-22727]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Cushing Mutual Funds Trust and, on December 15, 2017, made a final distribution to its shareholders based on net asset value. Expenses of $235,871 incurred in connection with the reorganization were paid by the applicant's adviser.

Filing Date: The application was filed on January 5, 2018.

Applicant's Address: 8117 Preston Road, Suite 440, Dallas, Texas 75225.

Cushing MLP Infrastructure Master Fund [File No. 811-23069]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 15, 2017, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $40,000 incurred in connection with the liquidation were paid by the applicant's adviser.

Filing Date: The application was filed on January 5, 2018.

Applicant's Address: 8117 Preston Road, Suite 440, Dallas, Texas 75225.

TSC UITS [File No. 811-22719]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. On December 5, 2017, applicant made a liquidating distribution to its shareholders, based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Date: The application was filed on January 10, 2018.

Applicant's Address: 10 High Street, Suite 701, Boston, Massachusetts 02210.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Robert W. Errett
Deputy Secretary